Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CORUS PHARMA, INC.

Corus Pharma, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on January 2, 2001 and was corrected pursuant to a Certificate of Correction that was filed on March 1, 2001. An Amended and Restated Certificate of Incorporation was filed on May 14, 2001 and was amended by a Certificate of Amendment filed on May 17, 2001. A further Amended and Restated Certificate of Incorporation was filed on each of September 28, 2001, July 29, 2002, February 20, 2003, August 5, 2003, February 5, 2004 and April 7, 2004.

2. The Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 211, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation, and written notice was duly given pursuant to Section 228 to those stockholders who did not approve the Amended and Restated Certificate of Incorporation by written consent.

3. The Amended and Restated Certificate of Incorporation so adopted reads in full as attached hereto and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, Corus Pharma, Inc. has caused this Certificate to be signed by the Chief Executive Officer this 5th day of August, 2004.

Corus Pharma, Inc.

By:	/s/ A. BRUCE MONTGOMERY, M.D.
A. Bruce Montgomery, M.D.
Chief Executive Officer

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CORUS PHARMA, INC.

FIRST

The name of the Corporation is Corus Pharma, Inc.

SECOND

The address of the registered office of the Corporation in the State of Delaware is Corporate Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, DE 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as amended from time to time.

FOURTH

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 256,479,258 shares, consisting of 150,000,000 shares of Common Stock with a par value of $0.001 per share (the “Common Stock”), and 106,479,258 shares of Preferred Stock with a par value of $0.001 per share (the “Preferred Stock”). Of such 106,479,258 shares of Preferred Stock, 8,468,757 shares are designated as Series A Preferred Stock (“Series A Preferred”), 41,113,949 shares are designated as Series B Preferred Stock (“Series B Preferred”) and 56,896,552 shares are designated as Series C Preferred Stock (“Series C Preferred”), each of which shall have such rights, preferences and other terms as set forth in Article FIFTH below. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

FIFTH

The relative rights, preferences, privileges, and restrictions granted to or imposed upon the respective classes of the shares or the holders thereof are as set forth below. As used in this Article FIFTH, the term “Preferred Stock,” without designation, shall refer to shares of Series A Preferred, Series B Preferred and Series C Preferred.

1.	Dividend Preference.

(a) The holders of Series C Preferred, Series B Preferred and Series A Preferred shall be entitled to receive dividends out of any assets legally available therefor pari passu with one another and in preference and priority to the payment of dividends on any shares of Common Stock (other than those payable solely in Common Stock or other securities and rights convertible into or entitling the holder to receive, directly or indirectly, additional shares of Common Stock, or involving the repurchase of shares of Common Stock from terminated employees, officers, directors, or consultants pursuant to contractual arrangements), at the rate of $0.0928 per share, which amount is 8% of the Original Series C Issue Price (as defined below), per annum in the case of the Series C Preferred (subject to appropriate adjustments for stock splits, stock dividends, combinations or other recapitalizations), at the rate of $0.0778 per share, which amount is 8% of the Original Series B Issue Price (as defined below), per annum in the case of the Series B Preferred (subject to appropriate adjustments for stock splits, stock dividends, combinations or other recapitalizations) and at such rate as may be declared by the Board of Directors in the case of the Series A Preferred, payable when, as and if declared by the Board of Directors. In the event that dividends are paid to the holders of Series C Preferred or Series B Preferred that are less than the full amounts to which such holders are entitled pursuant to this Section 1, such holders shall share ratably in the total amount of dividends paid according to the respective amounts due each such holder if such dividends were paid in full. The dividends payable to the holders of the Preferred Stock shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part.

(b) After payment of dividends to the holders of Series A Preferred, Series B Preferred and Series C Preferred, dividends may be declared and distributed among all holders of Common Stock and Preferred Stock then outstanding in proportion to the number of shares of Common Stock (assuming conversion of the Preferred Stock) held by each holder on the date such dividend is declared.

(c) Each holder of Preferred Stock shall be deemed to have consented to distributions made by the Corporation in connection with the repurchase of shares of Common Stock issued to or held by officers, directors, or employees of, or consultants to, the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements (whether now existing or hereafter entered into) providing for the right of said repurchase between the Corporation and such persons.

2.	Liquidation Preference.

(a) In the event of (A) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not, (B) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Corporation or (C) the acquisition of the Corporation by another entity by means of consolidation, corporate reorganizations or merger, or other transaction or series of related transactions in which more than 50% of the outstanding voting power of the Corporation is disposed of (each such event contemplated in (A), (B) or (C) herein, a “Liquidation Event”), distributions to the stockholders of the Corporation shall be made in the following manner:

(i) Unless the holders of greater than 66-2/3% of the Series C Preferred agree otherwise, each holder of Series C Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Series B Preferred, Series A Preferred and the Common Stock, by reason of their ownership of such stock, the amount of $1.16 (the “Original Series C Issue Price”) per share (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) for each share of Series C Preferred then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series C Preferred (collectively, the “Series C Preference”). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of the Series C Preferred shall be insufficient to permit the payment to such holders of the full Series C Preference, then the entire assets and funds of the Corporation legally available for distribution to such holders shall be distributed ratably based on the total preferential amount due each such holder under this Section 2(a)(i).

(ii) After the payment of the Series C Preference and unless the holders of greater than 50% of the Series B Preferred agree otherwise, each holder of Series B Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Series A Preferred and the Common Stock, by reason of their ownership of such stock, the amount of $0.9729 (the “Original Series B Issue Price”) per share (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) for each share of Series B Preferred then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series B Preferred (collectively, the “Series B Preference”). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of the Series B Preferred shall be insufficient to permit the payment to such holders of the full Series B Preference, then the entire assets and funds of the Corporation legally available for distribution to such holders, after payment of the Series C Preference, shall be distributed ratably based on the total preferential amount due each such holder under this Section 2(a)(ii).

(iii) After the payment of the Series C Preference and the Series B Preference and unless the holders of greater than 50% of Series A Preferred agree otherwise, each holder of the Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock, by reason of their ownership of such stock, the amount of $2.1845 (the “Original Series A Issue Price”) per share (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) for each share of Series A Preferred then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series A Preferred (collectively, the “Series A Preference”). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full Series A Preference, then the entire assets and funds of the Corporation legally available for distribution to such holders, after payment of the Series C Preference and the Series B Preference, shall be distributed ratably based on the total preferential amount due each such holder under this Section 2(b)(iii).

(iv) After payment has been made of the full amount of the Series C Preference, Series B Preference and Series A Preference, the remaining assets of the Corporation available for distribution to stockholders shall be distributed ratably among the holders of Common Stock and, unless the holders of greater than 66-2/3% of the Preferred Stock agree otherwise, Preferred Stock (assuming conversion of all shares of Preferred Stock and as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares).

(b) The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Corporation or at the time made available to stockholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in The Wall Street Journal or similar publication, and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) Nothing hereinabove set forth shall affect in any way the right of each holder of Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 4 hereof.

3.	Voting Rights.

(a) Except as otherwise required by law or hereunder, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted, or for votes in which the holders of Series A Preferred, Series B Preferred or Series C Preferred each vote respectively as a single class, after aggregating all shares into which shares of Series A Preferred, Series B Preferred or Series C Preferred held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation.

(b) Notwithstanding the provisions of paragraph (a), at each annual or special meeting called for the purpose of electing directors, (i) the holders of Series A Preferred, voting as a single class, shall be entitled to elect one member of the Board of Directors (the “Series A Director”), (ii) the holders of Series B Preferred, voting as a single class, shall be entitled to elect two members of the Board of Directors (the “Series B Directors”), (iii) the holders of the Series C Preferred, voting as a single class, shall be entitled to elect two members of the Board of Directors (the “Series C Directors”), (iv) the holders of the Common Stock, voting as a single class, shall be entitled to elect one member of the Board of Directors and (v) the holders of Preferred Stock and the holders of Common Stock, voting together as a single class, shall be entitled to elect the remaining directors. The provisions of this Section 3(b) shall expire and be of no further force or effect upon the earliest of (i) conversion of all outstanding shares of Preferred Stock into Common Stock pursuant to the provisions of Section 4 hereof, (ii) in the case of the Series A Director, when less than a majority of the shares of Series A Preferred issued pursuant to that certain Series A Preferred Stock Purchase Agreement dated as of May 18, 2001, by and among the Corporation and the investors named therein remain outstanding, (iii) in the case of the Series B Directors, when less than a majority of the shares of Series B Preferred issued pursuant to that certain Series B Preferred Stock Purchase Agreement dated as of February 21, 2003 (the “Series B Purchase Agreement”) by and among the Corporation and the investors named therein (whether issued in the initial closing or in any subsequent closing contemplated by the Series B Purchase Agreement) remain outstanding and (iv) in the case of the Series C Directors, when less than a majority of the shares of Series C Preferred issued pursuant to that certain Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) by and among the Corporation and the investors named therein (whether issued in the initial closing or any subsequent closing contemplated by the Series C Purchase Agreement) remain outstanding. In the case of any vacancy in the office of a director elected by a specified group of stockholders, a successor shall be elected to hold office for the unexpired term of such director by the affirmative vote of a majority of the shares of such specified group given at a special meeting of such stockholders duly called or by an action by written consent for that purpose. Any director who shall have been elected by a specified group of stockholders may be removed during the aforesaid term of office, either for or without cause, by, and only by, the affirmative vote of the holders of a majority of the shares of such specified group, given at a special meeting of such stockholders duly called or by an action by written consent for that purpose, and any such vacancy thereby created may be filled by the vote of the holders of a majority of the shares of such specified group represented at such meeting or in such consent.

4.	Conversion Rights.

The holders of Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Subject to Section 4(c) hereof, each share of Series A Preferred, Series B Preferred and Series C Preferred shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing the Original Series A Issue Price, the Original Series B Issue Price or the Original Series C Issue Price, as the case may be (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares), plus all declared and unpaid dividends on such shares of Series A Preferred, Series B Preferred or Series C Preferred, by the then applicable Conversion Price for such Series A Preferred, Series B Preferred or Series C Preferred, determined as hereinafter provided, in effect at the time of conversion. The initial price at which shares of Common Stock shall be deliverable upon conversion of the Series A Preferred (the “Series A Conversion Price”) shall be $1.1976 per share. The initial price at which shares of Common Stock shall be deliverable upon conversion of the Series B Preferred (the “Series B Conversion Price”) shall be $0.9729 per share. The initial price at which shares of Common Stock shall be deliverable upon conversion of the Series C Preferred (the “Series C Conversion Price”) shall be $1.16 per share. The initial Series A Conversion Price, initial Series B Conversion Price and initial Series C Conversion Price shall be subject to adjustment as provided in accordance with Section 4(d) hereof.

(b) Automatic Conversion. Each share of Series A Preferred, Series B Preferred and Series C Preferred shall automatically be converted into shares of Common Stock at the then applicable Series A Conversion Price, Series B Conversion Price or Series C Conversion Price, as the case may be, upon the earlier of: (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of Common Stock for the account of the Corporation to the public with aggregate proceeds to the Corporation in excess of $30,000,000 (before deduction for underwriters commissions and expenses) and a per share price not less than $5.00 per share (appropriately adjusted for any stock combination, stock split, stock dividend, recapitalization, or other similar transaction) and (ii) the affirmative vote or written consent of at least 66-2/3% of the outstanding shares of Preferred Stock (each such event, an “Automatic Conversion”). In the event of an Automatic Conversion upon a public offering as aforesaid, the person(s) entitled to receive the Common Stock issuable upon such conversion of Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that he or she elects to convert the same; provided, however, that in the event of an Automatic Conversion pursuant to Section 4(b), the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted or, in the case of an Automatic Conversion, on the date of closing of the offering or the date of the affirmative vote or written consent of 66-2/3% of the then outstanding shares of Preferred Stock; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(d) Adjustments to Conversion Price.

(i) Adjustments for Dividends, Splits, Subdivisions, Combinations, or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be increased by a stock dividend payable in Common Stock, stock split, subdivision, or other similar transaction occurring after the filing of this Amended and Restated Certificate of Incorporation into a greater number of shares of Common Stock, the Series A Conversion Price, Series B Conversion Price and Series C Conversion Price then in effect shall, concurrently with the effectiveness of such event, be proportionately decreased. In the event the outstanding shares of Common Stock shall be decreased by reverse stock split, combination, consolidation, or other similar transaction occurring after the filing of this Amended and Restated Certificate of Incorporation into a lesser number of shares of Common Stock, the Series A Conversion Price, Series B Conversion Price and Series C Conversion Price then in effect shall, concurrently with the effectiveness of such event, be proportionately increased.

(ii) Adjustments for Other Distributions. In the event the Corporation at any time or from time to time makes, or fixes a record date for the determination of holders of

Common Stock entitled to receive, any distribution payable in securities of the Corporation other than shares of Common Stock and other than as otherwise provided in this Section 4, then and in each such event provision shall be made so that the holders of Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation which they would have received had their Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Preferred Stock.

(iii) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the Series A Conversion Price, Series B Conversion Price and Series C Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of such Preferred Stock immediately before that change.

(iv) Adjustments on Issuance of Additional Stock. If the Corporation shall issue “Additional Stock” (as defined below) for a consideration per share less than (a) in the case of the Series A Preferred the lesser of (i) $1.16 and (ii) the Series A Conversion Price in effect on the date immediately prior to such issuance and (b) in the case of the Series B Preferred or the Series C Preferred, the applicable Series B Conversion Price or Series C Conversion Price, as the case may be, in effect on the date and immediately prior to such issue, then and in such event, the applicable Series A Conversion Price, Series B Conversion Price or Series C Conversion Price, or each, as the case may be, shall be reduced concurrently with such issue, to a price (calculated to four decimal places) determined by multiplying such conversion price by a fraction (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Stock so issued (or deemed to be issued) would purchase at such conversion price; and (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Additional Stock so issued; provided, however, that for purposes of this Section 4(d)(iv), all shares of Common Stock issuable upon conversion of the outstanding Preferred Stock, all shares of Common Stock issuable upon exercise of outstanding stock options, and all shares of Common Stock issuable upon exercise or conversion of any other outstanding security or debt instrument of the Corporation shall be deemed to be Common Stock outstanding. For purposes of this subsection (iv) “Additional Stock” shall mean all Common Stock issued by the Corporation after the date on which the first share of Series C Preferred was issued other than (a) Common Stock issued pursuant to any options outstanding as of the date hereof; (b) the shares of Series C Preferred issued or issuable pursuant to the Series C Purchase Agreement (whether issued in the initial closing or in any subsequent closing contemplated by the Series C Purchase Agreement); (c) the Common Stock issued or issuable upon conversion of the Preferred Stock; (d) securities issued as a dividend or distribution with respect to the Common Stock or Preferred Stock; (e) up to 219,725 shares of Common Stock issuable upon exercise of warrants outstanding as of the date hereof; (f) up to 211,207 shares of Common Stock issuable pursuant to, or upon exercise of a warrant to be issued pursuant to, that certain Engagement Agreement dated January 15, 2004 by and between Montgomery & Co., LLC and the Corporation; (g) securities offered to the public pursuant to a registration statement filed under the Securities Act; (h) securities issued pursuant to the acquisition by the Corporation of another corporation or entity by consolidation, corporate reorganization, or merger, or purchase of all or substantially all of the assets of such corporation or entity as approved by the Corporation’s Board of Directors; (i) securities issued or issuable to the Corporation’s officers, directors, employees, consultants, and advisors (including options granted pursuant to the Corporation’s 2001 Stock Plan and Common Stock issued or issuable upon the exercise thereof) as designated and approved by the Corporation’s Board of Directors at prices or exercise prices determined by the Board of Directors to be not less than fair market value on the date of sale or of grant, in an aggregate amount not to exceed 12,000,000 shares (of which 6,029,350 shares are currently subject to outstanding option grants) (appropriately adjusted for combinations, consolidations, subdivisions, recapitalizations, stock splits or other similar transactions, and inclusive of shares of Common Stock issuable upon exercise of options currently issued and outstanding); (j) securities issued without consideration pursuant to a stock dividend, stock split, or similar transaction approved by the Corporation’s Board of Directors; and (k) securities issued in connection with equipment leasing, real estate leasing, bank financing or similar transactions approved by the Corporation’s Board of Directors.

For the purpose of making any adjustment in the Series A Conversion Price, Series B Conversion Price and Series C Conversion Price as provided above, the consideration received by the Corporation for any issue or sale of securities of the Corporation will be computed:

(1) to the extent it consists of cash, as the net amount of cash received by the Corporation after deduction of any offering expenses payable by the Corporation and any underwriting or similar commissions, compensation, or concessions paid or allowed by the Corporation in connection with such issue or sale;

(2) to the extent it consists of property other than cash, at the fair market value of that property as determined in good faith by the Corporation’s Board of Directors; and

(3) if Common Stock is issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Common Stock.

If the Corporation grants any rights or options to subscribe for, purchase, or otherwise acquire shares of Common Stock, then, in each case, the price per share of Common Stock issuable on the exercise of the rights or options will be determined by dividing the total amount, if any (as calculated above), received or receivable by the Corporation as consideration for the granting of the rights or options, plus the minimum aggregate amount of additional consideration payable to the Corporation on exercise of the rights or options, by the maximum number of shares of Common Stock issuable on the exercise. If the Corporation issues or sells any security convertible into shares of Common Stock, or grants options for such securities convertible into shares of Common Stock, then, in each case, the price per share of Common Stock issuable on the exercise of the rights or options or the conversion of the securities will be determined by dividing the total amount, if any (as calculated above), received or receivable by the Corporation as consideration for the issue or sale of the convertible securities or the grant of the options for such securities convertible into shares of Common Stock, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation on conversion of the securities or exercise of the options and the conversion of the securities issuable on exercise of such options, by the maximum number of shares of Common Stock issuable on conversion or exercise of the options and subsequent conversion. Such granting or issue or sale will be considered to be an issue or sale for cash of the maximum number of shares of Common Stock issuable on exercise, conversion or exercise and subsequent conversion at the price per share determined under this subsection, and the Series A Conversion Price, Series B Conversion Price or Series C Conversion Price, or each, as the case may be, will be adjusted as above provided to reflect (on the basis of that determination) the issue or sale. No further adjustment of such Series A Conversion Price, Series B Conversion Price or Series C Conversion Price, as the case may be, will be made as a result of the actual issuance of shares of Common Stock or any securities convertible into shares of Common Stock on the exercise of any such rights or options or the conversion of any such convertible securities.

Upon the redemption or repurchase of any such securities or the expiration or termination of the right to convert into, exchange for, or exercise with respect to, Common Stock or securities convertible into Common Stock, the Series A Conversion Price, Series B Conversion Price or Series C Conversion Price, or each, as the case may be, will be readjusted to such price as would have been obtained had the adjustment made upon their issuance been made upon the basis of the issuance of only the number of such securities as were actually converted into, exchanged for, or exercised with respect to, (a) Common Stock, with regard to the grant of rights or options for Common Stock and the issuance or sale of securities convertible into shares of Common Stock, and (b) securities convertible into shares of Common Stock, with regard to the grant of options for such securities. If the purchase price or conversion or exchange rate provided for in any such security changes at any time, then, upon such change becoming effective, the Series A Conversion Price, Series B Conversion Price or Series C Conversion Price, or each, as the case may be, then in effect will be readjusted forthwith to such price as would have been obtained had the adjustment made upon the issuance of such securities been made upon the basis of (1) the issuance of only the number of shares of Common Stock theretofore actually delivered upon the conversion, exchange or exercise of such securities, or the subsequent conversion of those securities issuable upon the exercise of such securities, and the total consideration received therefor, and (2) the granting or issuance, at the time of such change, of any such securities then still outstanding for the consideration, if any, received by the Corporation therefor and to be received on the basis of such changed price or rate.

(e) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against impairment.

(f) No Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share, with 0.5 and greater being rounded up. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is as the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price, Series B Conversion Price or Series C Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the applicable Conversion Price for such series of Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such series of Preferred Stock.

(h) Notices of Record Date. In the event that the Corporation shall propose at any time:

(i) to declare any dividend or distribution upon the Common Stock, whether in cash, property, stock, or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to offer for subscription to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights;

(iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iv) to merge or consolidate with or into any other corporation, or sell, lease, or convey all or substantially all its property or business, or to liquidate, dissolve, or wind up;

then, in connection with each such event, the Corporation shall send to the holders of the Preferred Stock:

(1) at least 10 days’ prior written notice of the date on which a record shall be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (iii) and (iv) above; and

(2) in the case of the matters referred to in (iii) and (iv) above, at least 10 days’ prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event or the record date for the determination of such holders if such record date is earlier).

Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of the Preferred Stock at the address for each such holder as shown on the books of the Corporation.

(i) Issue Taxes. The Corporation shall pay any and all issue and other taxes (other than income taxes) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes or other charges resulting from any transfer requested by any holder in connection with any such conversion.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to its Certificate of Incorporation.

(k) Status of Converted Stock. In case any series of Preferred Stock shall be converted pursuant to this Section 4, the shares so converted shall resume the status of authorized but unissued shares of Preferred Stock undesignated as to series.

5.	Redemption Rights.

The Series A Preferred, Series B Preferred and Series C Preferred shall be non-redeemable, except in compliance with Section 6(iv) and pursuant to a written agreement between the Company and the holder of such shares of Preferred Stock approved by the Board of Directors.

6.	Covenants.

(a) In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of 66-2/3% of the outstanding shares of Preferred Stock, voting as a single class:

(i) authorize or issue shares of any class or series of stock having any rights as to dividends or redemption, liquidation preferences, conversion or voting that are superior to or on a parity with any rights of the Series C Preferred;

(ii) reclassify any shares of capital stock of the Corporation into shares having any rights as to dividends or redemption, liquidation preferences, conversion, or voting that are superior to or on a parity with any rights of any series of Preferred Stock;

(iii) engage in any transaction or series of related transactions constituting a Liquidation Event;

(iv) engage in any transaction which involves the repurchase or redemption of any shares or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries (as defined in Section 424(f) of the Internal Revenue Code of 1986 (the “Tax Code”)) or otherwise, of any shares of any class or series of capital stock, except from employees, advisors, officers, directors and consultants of, and persons performing services for, the Corporation or its subsidiaries on terms approved by the Board of Directors upon termination of employment or association;

(v) do any act or thing which would result in taxation of the holders of shares of the Preferred Stock under Section 305 of the Tax Code (or any comparable provision of the Tax Code as hereafter from time to time amended);

(vi) make any change in the size of the Board of Directors of the Corporation;

(vii) engage in any transaction, or series of related transactions, which involves the issuance of the Corporation’s securities to effect the acquisition or acquisitions of any other business or entity, the effect of which would produce a dilutive effect to the holders of Preferred Stock, on a cumulative basis, of more than 20%;

(viii) engage in any transaction, or series of related transactions, the result of which is an assumption of debt exceeding $1,000,000;

(ix) engage in any act or transaction or series of related acts or transactions which would involve a material change from the Corporation’s presently planned line of business as of the date of filing this Amended and Restated Certificate of Incorporation;

(x) authorize or issue any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of the Corporation having any rights as to dividends or redemption, liquidation preferences, conversion, or voting that are superior to or on a parity with any rights of any series of Preferred Stock; or

(xi) declare or pay dividends on or make any distributions with respect to the Corporation’s Common Stock.

(b) In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of 66-2/3% of the outstanding shares of Series C Preferred Stock:

(i) amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or bylaws if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series C Preferred;

(ii) increase or decrease (other than by redemption or conversion) the authorized number of shares of Series C Preferred;

(iii) engage in any transaction which involves the repurchase or redemption of any shares or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries (as defined in Section 424(f) of the Internal Revenue Code of 1986 (the “Tax Code”)) or otherwise, of any shares of any class or series of Preferred Stock, except from employees, advisors, officers, directors and consultants of, and persons performing services for, the Corporation or its subsidiaries on terms approved by the Board of Directors upon termination of employment or association; or

(iv) create or reclassify any new or existing class or series of stock having rights, preferences or privileges senior or on a parity with the Series C Preferred.

(c) In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series B Preferred Stock:

(i) amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or bylaws if such action would materially and adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series B Preferred;

(ii) increase or decrease (other than by redemption or conversion) the authorized number of shares of Series B Preferred; or

(iii) declare or pay dividends on or make any distributions with respect to the Series A Preferred.

(d) In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred:

(i) amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or bylaws if such action would materially and adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred; or

(ii) increase or decrease (other than by redemption or conversion) the authorized number of shares of Series A Preferred.

7.	Residual Rights.

All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock. The Common Stock shall not be redeemable.

SIXTH

The Corporation is to have perpetual existence.

SEVENTH

In furtherance and not in limitation of the powers conferred by the laws of the state of Delaware:

1.	Board Authority.

The Board of Directors of the Corporation is expressly authorized:

(a) To make, alter or repeal the bylaws of the Corporation.

(b) To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

(c) To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

(d) By a majority of the Board of Directors, to designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member of any committee. The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in the bylaws of the Corporation, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending this Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the DGCL, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation), adopting an agreement of merger or consolidation under Section 251 or 252 of the DGCL, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the bylaws of the Corporation; and, unless the resolution or bylaws expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL.

(e) When and as authorized by the stockholders in accordance with statute, to sell, lease or exchange all or substantially all of the property and assets of the Corporation, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its Board of Directors shall deem expedient and for the best interests of the Corporation.

2.	Election of Directors.

The election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

3.	Corporate Records.

The books of the Corporation may be kept at such place within or without the state of Delaware as the bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

EIGHTH

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the state of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

NINTH

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

TENTH

1.	Right To Indemnification.

Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the DGCL permitted the Corporation to provide prior to such amendment) against all expenses, liability and loss including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Such right shall be a contract right and shall include the right to be paid by the Corporation expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer of the Corporation in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

2.	Right of Claimant to Bring Suit.

If a claim under Paragraph 1 of this Article TENTH is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

3.	Non-Exclusivity of Rights.

The rights conferred on any person by Paragraphs 1 and 2 of this Article TENTH shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

4.	Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ELEVENTH

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.